Exhibit 99.1

Baidu Responds to Recent Media Reports on Ernie Bot

BEIJING, January 15, 2024 /PRNewswire/ — Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)) (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, has become aware of media reports regarding an academic paper that mentioned several large language models (“LLM”) such as GPT3.5, GPT-3.5-turbo, GPT4, HTML-T5, and Baidu’s ERNIE Bot and would like to offer the following clarifications.

ERNIE Bot is available to and used by the general public. The academic paper, published by scholars at a Chinese university, described how the authors built prompts and received responses from LLMs, using the functions available to any user interacting with generative AI tools. Baidu has not engaged in any business collaboration or provided any tailored service to authors of the academic paper or any institutions with which they are affiliated. The South China Morning Post, the first media outlet that reported on this academic paper, has clarified and corrected their original media report.

The Company is committed to operating its AI related products and businesses in compliance with applicable laws and regulations and best corporate practices.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on Nasdaq under “BIDU” and the HKEX under “9888.” One Baidu ADS represents eight Class A ordinary shares.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com